UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2022

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Betterware de México Announces a Dividend Payment of Mexican Pesos $50 million

Guadalajara, Jalisco, México; December 12, 2022 - Betterware de Mexico S.A.P.I. de C.V. (Nasdaq: BWMX) (“Betterware”) announced that it will pay an aggregate dividend of MX$50,000,000, which represents approximately US$0.0608 per share. The distribution is expected to take place no later than December 22, 2022.

Investor Relations Contacts

Company:

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

Or:

ICR

Investor Relations:

Allison Malkin

203-682-8225

Public Relations

Alecia Pulman

203-682-8224

About Betterware

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. With the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of Direct Selling in the Beauty and Personal Care products industry in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and Guatemala, and with its recent acquisition, it now has gained presence in the United States through JAFRA's portfolio of products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: December 12, 2022